Exhibit 99.1

B.O.S. Announces  Financial Results for the First Quarter
of 2012

RISHON LEZION, Israel, May 24, 2012 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the three months ended March 31, 2012 which is the first quarter of BOS' fiscal year ended December 31, 2012.

Revenues for the first quarter of fiscal 2012 amounted to $7 million, compared to $9.1 million in the comparable quarter last year. Gross margin decreased to 18.4% from 23.4% in the comparable quarter last year. The decrease in revenues and gross margin was primarily due to the slow-down in the markets. BOS’ backlog as of the end of the fiscal 2012 first quarter was relatively high and amounted to $9.6 million, which we anticipate will have a positive effect on revenues in the second half of 2012.

Net loss for the first quarter of fiscal 2012 amounted to $306,000 compared to a net profit of $34,000 in the comparable period of last year. On a non-GAAP basis, the net loss for the first quarter of 2012 was $185,000 compared to net profit of $334,000 in the comparable period of last year.

Cash flow from operating activities for the first quarter of fiscal 2012 was break even compared to cash used in operating activities in the comparable period of last year in the amount of $947,000. Our cash and cash equivalents and long term bank deposit increased to $913,000 as of March 31, 2012 from $838,000 as of December 31, 2011.

Yuval Viner, BOS CEO, stated: "We expect to improve our performance by further reducing our expenses and expanding our product offerings to our customer base. Our outlook continues to be that we will achieve a net profit on a non-GAAP basis for fiscal 2012."

Conference Call

BOS will host a conference call on Tuesday, May 29, 2012 at 10:00 a.m. Eastern Standard Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America + 1-888-668-9141
Israel + 03-9180685
International + 972-3-9180685

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS
B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	(Unaudited)		(Audited)

Revenues	$7,048	$9,143	$33,434
Cost of revenues	5,678	7,006	26,481
Inventory write offs	71	-	443
Gross profit	1,299	2,137	6,510

Operating costs and expenses:
Research and development	50	104	403
Sales and marketing	877	1,096	4,273
General and administrative	446	561	2,252
Impairment of other intangible assets	-	-	555
Total operating costs and expenses	1,373	1,761	7,483

Operating profit (loss)	(74)	376	(973)
Financial expenses, net	(239)	(224)	(2,241)
Other expenses, net	10	(58)	(172)
Income (loss) before taxes on income	(303)	94	(3,386)
Taxes on income (tax benefit )	3	60	(172)
Net income (loss)	$(306)	$34	$(3,214)

Basic and diluted net earnings (loss) per share from continuing operations	$(0.07)	$0.01	$(1.14)
Basic and diluted net earnings (loss) per share from discontinued operations	$-	$0.01	$-
Basic and diluted net earnings (loss) per share	$(0.07)	$0.01	$(1.14)

Weighted average number of shares used in computing basic net earnings per share	4,470,369	2,759,254	2,818,052
Weighted average number of shares used in computing diluted net earnings per share	4,470,369	2,841,970	2,818,052

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share amounts)

	March 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$474	$411
Trade receivables	8,539	8,507
Other accounts receivable and prepaid expenses	837	744
Inventories	4,032	4,020

Total current assets	13,882	13,682

LONG-TERM ASSETS:
Severance pay fund	30	41
Bank deposit	439	427
Investment in other companies	68	68
Other assets	25	23

Total long-term assets	562	559

PROPERTY, PLANT AND EQUIPMENT, NET	1,092	1,166

OTHER INTANGIBLE ASSETS, NET	495	540

GOODWILL	4,122	4,122

	$20,153	$20,069

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	March 31, 2012	December 31, 2011
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$7,525	$7,496
Trade payables	4,581	4,165
Employees and payroll accruals	552	553
Deferred revenues	582	550
Accrued expenses and other liabilities	899	994

Total current liabilities	14,139	13,758

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,599	1,530
Income tax accruals	277	273
Accrued severance pay	142	163
Liability to Dimex Systems	699	747

Total long-term liabilities	2,717	2,713

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23,065	23,065
Additional paid-in capital	51,098	51,093
Accumulated other comprehensive profit	(243)	(243)
Accumulated deficit	(70,623)	(70,317)

Total shareholders' equity	3,297	3,598

Total liabilities and shareholders' equity	$20,153	$20,069

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011

Net Cash used in operating activities	$-	$(947)	$(365)
Net Cash used in investing activities	(49)	(156)	(1,040)
Net Cash provided by financing activities	112	585	1,113
Increase (decrease) in cash and cash equivalents	63	(518)	(292)
Cash and cash equivalents at the beginning of the period	411	703	703
Cash and cash equivalents at the end of the period	$474	$185	$411

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,
	2012			2011
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$7,048	$-	$7,048	$9,143
Gross profit	1,299	71a	1,370	2,137

Operating costs and expenses:
Research and development, net	50	-	50	104
Sales and marketing	877	(45)b	832	1,004
General and administrative	446	(5)c	441	525
Total operating costs and expenses	1,373	(50)	1,323	1,633

Operating profit (loss)	(74)	121	47	504
Financial expenses, net	(239)	-	(239)	(110)d,e
Other expenses, net	10	-	10	-
Income (loss) before taxes on income	(303)	121	(182)	394
Taxes on income	3	-	3	60
Net income (loss)	$(306)	$121	$(185)	$334

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d – Exclude depreciation of prepaid expenses and value of warrants attached to Convertible note.
e– Exclude interest related to 83.4% of Convertible note which was converted to shares on December 21, 2011.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Year ended December 31, 2011
	GAAP (as reported)	Adjustments	Non-GAAP
Revenues	$33,434	-	$33,434
Gross profit	6,510	443a	6,953

Operating costs and expenses:
Research and development, net	403	-	403
Sales and marketing	4,273	(376)b , (3)c	3,897
General and administrative	2,252	(166)c	2,083
Impairment of other intangible assets	555	(555)d	-
Total operating costs and expenses	7,483	(1,100)	6,383

Operating profit (loss)	(973)	1,543	570
Financial expenses, net	(2,241)	192f , 255e, 860g	(934)
Other income (expenses), net	(172)	188h	16
Income (loss) before taxes on income	(3,386)	3,038	(348)
Tax benefit	172	-	172
Income (loss) from continuing operations	$(3,214)	$3,038	$(176)
Loss from discontinued operations	-	-	-
Net income (loss)	$(3,214)	$3,038	$(176)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d - Impairment of intangible assets.
e- Depreciation of prepaid expenses and value of warrants attached to Convertible note.
f – Interest related to 83.4% of Convertible note which was converted to shares on December 21, 2011.
g – Costs related to conversion of Convertible note.
h - Impairment in related with investment in Companies.

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011

Operating Profit (loss) from continuing operations	$(74)	$376	$(973)
Add:
Amortization of intangible assets	45	93	376
Stock based compensation	5	37	169
Depreciation	70	64	280
Impairment of intangible assets	-	-	555
EBITDA	$46	$570	$407

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2012				Three months ended March 31, 2011

Revenues	$2,360	$4,768	$(80)	$7,048	$3,492	$5,869	$(218)	$9,143

Cost of Revenues	$1,742	$4,016	$(80)	$5,678	$2,557	$4,667	$(218)	$7,006

Inventory write offs	$35	$36	$-	$71	$-	$-	$-	$-

Gross profit	$583	$716	$-	$1,299	$935	$1,202	$-	$2,137